EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
Earnings:	2013	2012	2011	2010	2009
Income (loss) from continuing operations before equity in income (loss) of unconsolidated entities and income taxes	$36,704	$8,894	$(85,574)	$24,717	$47,948
Gain on sales of real estate, excluding discontinued operations	9,016	21	2,732	2,840	—
Fixed charges (from below)	99,676	111,825	122,397	119,074	98,252
Amortization of capitalized interest	1,977	1,798	1,610	1,363	1,105
Distributed income (loss) of equity investees	1,857	—	(31)	—	—
Subtract:
Capitalized interest (from below)	(8,785)	(13,903)	(17,400)	(16,524)	(15,461)
Preferred distributions of other consolidated entities	(16)	—	—	—	—
Total earnings	$140,429	$108,635	$23,734	$131,470	$131,844

Fixed charges:
Interest expense on continuing operations	$82,010	$86,401	$90,037	$87,551	$68,540
Interest expense on discontinued operations	8,221	10,397	14,264	14,577	13,880
Capitalized interest (internal and external)	8,785	13,903	17,400	16,524	15,461
Amortization of debt issuance costs-capitalized	144	649	183	19	30
Interest included in rental expense	500	475	513	403	341
Preferred distributions of other consolidated entities	16	—	—	—	—
Total fixed charges	$99,676	$111,825	$122,397	$119,074	$98,252

Ratio of earnings to fixed charges	1.41	0.97	0.19	1.10	1.34
Deficiency		$3,190	$98,663